

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 26, 2010

Mr. Michael Jordan Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016

      Re: **Fresh Harvest Products, Inc.**
               Item 4.01 Form 8-K
               Filed October 8, 2009
               File No. 0-51390

Dear Mr. Friedman:

     We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,

                        William H. Thompson
                        Accounting Branch Chief